210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Completes Patient Enrollment in Phase I Portion of U.S. Phase I/II Recurrent Malignant Gliomas Clinical Trial

CALGARY, AB, --- April 23, 2010 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that it has completed Phase I patient enrollment in its Phase I/II clinical trial to investigate the use of REOLYSIN® for patients with recurrent malignant gliomas (REO 007). The principal investigator is Dr. James Markert, Division Director of Neurosurgery, and Professor, Neurosurgery and Physiology, the University of Alabama at Birmingham.

The Phase I portion of the trial treated 15 patients in five cohorts with doses escalating from 1x108 TCID50 to 1x1010 TCID50. The treatment was shown to be safe and well tolerated and no maximum tolerated dose (MTD) was reached.

“With enrollment in the Phase I portion of this trial now complete, we are evaluating next steps in this indication based on the currently evolving standard of care,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Our broader clinical program is increasingly focused on assessing the synergistic effects of REOLYSIN with currently approved therapies and we have completed substantial preclinical work in combination with a number of commercially available products that are relevant to this indication including radiation, Temodar and Avastin.”

The clinical trial is an open-label dose escalation Phase I/II trial in which a single dose of REOLYSIN was administered by infusion to patients with recurrent malignant gliomas that are refractory to standard therapy. The administration involved the stereotactically-guided placement of a needle into the tumour, through which REOLYSIN was infused into the tumour mass and surrounding tissue using a pump.

The primary objective of the study is to determine the MTD, dose limiting toxicity (DLT) and safety profile of REOLYSIN. Secondary objectives include the evaluation of viral replication, immune response to the virus and any evidence of anti-tumour activity.

About the UAB Division of Neurosurgery
The UAB Division of Neurosurgery performs more than 3,000 neurosurgical procedures a year, including more than 800 pediatric procedures. The division offers state-of-the-art stereotactic and computer-assisted surgery, gamma knife radiosurgery and comprehensive management of epilepsy and movement disorders. Treatment specialties include brain tumors, pituitary disorders, intracranial vascular abnormalities, complex spinal cord disorders and aneurysms. UAB is an international leader in novel biologic therapies for brain tumors.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.S. Phase I/II combination REOLYSIN clinical trial for patients with recurrent malignant gliomas, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com